                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )1

                        New Century Equity Holdings Corp.
                        ---------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    64353J107
                                    ---------
                                 (CUSIP Number)

                                 Steven J. Pully
                       Newcastle Capital Management, L.P.
                         300 Crescent Court, Suite 1110
                               Dallas, Texas 75201
                                 (214) 661-7474
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 18, 2004
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 36 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-------------------                                      -----------------------
CUSIP 64353J107                       13D                     Page 2 of 36 Pages
-------------------                                      -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                                   NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   19,380,768**
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               19,380,768**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     19,380,768**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     36%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Consists of (a) 150,000  shares of Common Stock held by  Newcastle  Partners,
L.P. and (b)  19,230,768  shares of Common Stock  issuable  upon  conversion  of
Series A 4% Convertible  Preferred Stock held by Newcastle  Partners,  L.P. that are convertible at any time after June 18, 2005.  Newcastle  Partners,  L.P. has the power to vote the 19,230,768  shares  underlying the Series A 4% Convertible
Preferred  Stock on all matters on which  holders of Common  Stock of the Issuer are entitled to vote.

-------------------                                      -----------------------
CUSIP 64353J107                       13D                     Page 3 of 36 Pages
-------------------                                      -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                                   NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   19,380,768**
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               19,380,768**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     19,380,768**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     36%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Consists of (a) 150,000  shares of Common Stock held by  Newcastle  Partners,
L.P. and (b)  19,230,768  shares of Common Stock  issuable  upon  conversion  of
Series A 4% Convertible  Preferred Stock held by Newcastle  Partners,  L.P. that are convertible at any time after June 18, 2005.  Newcastle  Partners,  L.P. has the power to vote the 19,230,768  shares  underlying the Series A 4% Convertible
Preferred  Stock on all matters on which  holders of Common  Stock of the Issuer are entitled to vote.

-------------------                                      -----------------------
CUSIP 64353J107                       13D                     Page 4 of 36 Pages
-------------------                                      -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                                   NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   19,380,768**
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               19,380,768**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     19,380,768**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     36%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Consists of (a) 150,000  shares of Common Stock held by  Newcastle  Partners,
L.P. and (b)  19,230,768  shares of Common Stock  issuable  upon  conversion  of
Series A 4% Convertible  Preferred Stock held by Newcastle  Partners,  L.P. that are convertible at any time after June 18, 2005.  Newcastle  Partners,  L.P. has the power to vote the 19,230,768  shares  underlying the Series A 4% Convertible
Preferred  Stock on all matters on which  holders of Common  Stock of the Issuer are entitled to vote.

-------------------                                      -----------------------
CUSIP 64353J107                       13D                     Page 5 of 36 Pages
-------------------                                      -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                                   MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   19,380,768**
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               19,380,768**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     19,380,768**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     36%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Consists of (a) 150,000  shares of Common Stock held by  Newcastle  Partners,
L.P. and (b)  19,230,768  shares of Common Stock  issuable  upon  conversion  of
Series A 4% Convertible  Preferred Stock held by Newcastle  Partners,  L.P. that are convertible at any time after June 18, 2005.  Newcastle  Partners,  L.P. has the power to vote the 19,230,768  shares  underlying the Series A 4% Convertible
Preferred  Stock on all matters on which  holders of Common  Stock of the Issuer are entitled to vote.

-------------------                                      -----------------------
CUSIP 64353J107                       13D                     Page 6 of 36 Pages
-------------------                                      -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                                   STEVEN J. PULLY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   - 0 -
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     -0-
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                      -----------------------
CUSIP 64353J107                       13D                     Page 7 of 36 Pages
-------------------                                      -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                                   JOHN P. MURRAY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   - 0 -
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     -0-
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                      -----------------------
CUSIP 64353J107                       13D                     Page 8 of 36 Pages
-------------------                                      -----------------------

            This Statement is jointly filed by Newcastle Partners, L.P., a Texas limited partnership ("NP"), Newcastle Capital Management,  L.P., a Texas limited partnership ("NCM"),  Newcastle Capital Group, L.L.C., a Texas limited liability company ("NCG"), Mark E. Schwarz, Steven J. Pully and John P. Murray relating to shares  of  common  stock of New  Century  Equity  Holdings  Corp.,  a  Delaware corporation (the "Issuer").

Item 1.     Security and Issuer.
            -------------------

Securities acquired: Shares of Common Stock, par value $.01 per share
                     (the "Common Stock")

Issuer:              New Century Equity Holdings Corp.
                     10101 Reunion Place, Suite 970
                     San Antonio, Texas 78216

Item 2.     Identity and Background.
            -----------------------

            (a) - (c) This  Statement is jointly  filed by NP, NCM, NCG, Mark E.
Schwarz,  Steven  J.  Pully and John P.  Murray  (collectively,  the  "Reporting
Persons").  Because Mark E. Schwarz is the managing  member of NCG, which is the general partner of NCM (with Mark Schwarz,  NCG and NCM, hereinafter referred to as the "Controlling  Persons"),  which in turn is the general partner of NP, the
Controlling  Persons  may be deemed,  pursuant  to Rule 13d-3 of the  Securities
Exchange Act of 1934, as amended (the "Act"), to be the beneficial owners of all shares of Common  Stock  held by NP.  The  Reporting  Persons  are  filing  this
Statement jointly, as they may be considered a "group" under Section 13(d)(3) of the Act. However,  neither the fact of this filing nor anything contained herein shall be deemed to be an  admission by the  Reporting  Persons that such a group exists.

            The  principal  occupation  of Mark E.  Schwarz  is  serving  as the managing  member of NCG. The principal  business of NCG is acting as the general partner of NCM. The principal  business of NCM is acting as the general  partner of NP. The principal  business of NP is investing in  securities.  The principal occupation  of Steven J. Pully is serving as  President  of NCM.  The  principal occupation of John P. Murray is serving as Chief  Financial  Officer of NCM. The principal  place of business for each of the  Reporting  Persons is 300 Crescent
Court, Suite 1110, Dallas, Texas 75201.

            Mark E.  Schwarz is also a director and Chairman of the Board of the
Issuer.

            Steven J. Pully is also a director  and Chief  Executive  Officer of the Issuer.

            John P. Murray is also the Chief Financial Officer of the Issuer.

            (d) During the last five years,  none of the  Reporting  Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years,  none of the  Reporting  Persons has been a party to a civil  proceeding  of a  judicial  or  administrative  body of competent  jurisdiction,  and as a result of such proceeding,  was not or is not subject to a judgment,  decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) NP,  NCM and NCG are  organized  under  the laws of the State of
Texas.  Messrs.  Schwarz,  Pully and Murray are citizens of the United States of
America.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            As of June 18, 2004, NP had invested $36,778 (inclusive of brokerage commissions)  in shares of Common Stock and  $5,000,000 in shares of Series A 4%
Convertible  Preferred  Stock of the  Issuer.  The source of these funds was the working capital of NP.

-------------------                                      -----------------------
CUSIP 64353J107                       13D                     Page 9 of 36 Pages
-------------------                                      -----------------------

Item 4.     Purpose of Transaction.
            ----------------------

            On June 18, 2004,  NP and the Issuer  entered into a Stock  Purchase
Agreement (the  "Purchase  Agreement"),  a copy of which is attached  hereto and incorporated herein by reference,  pursuant to which NP acquired 4,807,692 newly issued shares of Series A 4% Convertible Preferred Stock (the "Preferred Stock")
of the Issuer at an aggregate purchase price of $5,000,000.  The Preferred Stock is  convertible,  at the  holder's  option at any time after the  expiration  of twelve (12) months from the  issuance  date,  into  19,230,768  shares of Common
Stock,  subject to adjustment.  The holders  thereof are entitled to a 4% annual cash dividend.  In lieu of cash dividends the holders of the Preferred Stock may elect to receive such number of  additional  shares of  Preferred  Stock that is equal to the aggregate  dividend  amount divided by $1.04. So long as any shares of Preferred Stock are  outstanding,  the Board of Directors may not exceed four
(4) members without the written consent of the holders of at least a majority of the Preferred Stock then outstanding.  In addition, the holders of the Preferred
Stock are entitled,  voting separately as a class, to elect two (2) directors to the Board of  Directors  and to vote on all  matters on which  holders of Common
Stock  are   entitled  to  vote.   The  other   powers,   preferences,   rights,
qualifications  and restrictions of the Preferred Stock are more fully set forth in the Certificate of Designations of Series A Convertible Preferred Stock.

            Pursuant to the terms of the Purchase  Agreement,  the Issuer caused the number of  directors  serving on the Board of  Directors to be fixed at four
(4)  directors,  Parris H.  Holmes,  Jr.,  Gary D.  Becker and Stephen M. Wagner
resigned  from the Board of  Directors  and Mark E.  Schwarz and Steven J. Pully
were  appointed  to the Board of  Directors.  Messrs.  Schwarz  and  Pully  were appointed directors of the class whose term of office expires at the 2006 annual meeting  of  stockholders  of the  Issuer.  Not later than  August 1, 2004,  the parties agreed that the Issuer will cause the number of directors serving on the
Board of Directors to be fixed at five (5) directors and a representative  of NP will be  appointed  as a director of the class whose term of offices  expires at the 2004  annual  meeting  of  stockholders  of the  Issuer to fill the  vacancy created  by such  expansion;  provided,  however,  that a proxy  or  information statement  disclosing  such  appointment  will be filed with the  Securities and
Exchange  Commission in compliance  with Rule 14(f) of the Act not less than ten
(10) days prior to such appointment. Each of Parris H. Holmes, Jr., the Issuer's former Chief Executive Officer, and David P. Tusa, the Issuer's former Executive
Vice President,  Chief Financial Officer and Corporate Secretary,  resigned from their executive positions with the Issuer simultaneously with the closing of the
Purchase  Agreement.  Steven J. Pully was appointed Chief Executive  Officer and
John P.  Murray was  appointed  Chief  Financial  Officer to fill the  vacancies created by such resignations.

            As a condition to the closing of the Purchase Agreement,  the Issuer amended  its July 10,  1996  Rights  Agreement  by  reducing  the  Common  Stock ownership  threshold  for  triggering  the  distribution  of rights  under  such agreement  from 15% to 5% and  permitting NP and its  successors  and assigns to purchase  Common Stock of the Issuer  without  triggering  the  distribution  of rights.

            NP purchased the Common Stock and the  Preferred  Stock based on the belief that such securities  represented an attractive  investment  opportunity.
Depending upon overall market conditions,  other investment  opportunities,  and the  availability of Common Stock,  Preferred  Stock or other  securities of the
Issuer at desirable prices, the Reporting Persons may endeavor to increase their position in the Issuer  through,  among  other  things,  the  purchase of Common
Stock,  Preferred  Stock or other  securities  of the  Issuer in open  market or private  transactions  on such terms and at such times as the Reporting  Persons deem advisable.

            The  Reporting  Persons  may,  from time to time,  evaluate  various alternatives  that they might consider in order to influence the  performance of the Issuer in their capacity as officers and directors of the Issuer.  Depending on various  factors,  the  Reporting  Persons may take such actions as they deem
appropriate   including,   without   limitation,    communicating   with   other
stockholders,  seeking additional Board representation,  offering to acquire the
Issuer,  making  proposals  to the  Issuer  concerning  the  capitalization  and operations  of the Issuer,  purchasing  additional  securities  of the Issuer or selling  some  or all of  their  securities  of the  Issuer  or  changing  their intention with respect to any and all matters referred to in Item 4.

            Other  than  as  described  above  and in the  capacity  of  Messrs.
Schwarz, Pully and Murray as directors and executive officers of the Issuer, the
Reporting  Persons have no present plans or proposals  which would result in any of the following:

            1.  any  extraordinary  corporate  transaction,  such  as a  merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

-------------------                                      -----------------------
CUSIP 64353J107                       13D                    Page 10 of 36 Pages
-------------------                                      -----------------------

            2. any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            3. any change in the present  board of  directors or managers of the
Issuer;

            4. any  material  change in the present  capitalization  or dividend policy of the Issuer;

            5. any other material  change in the Issuer's  business or corporate structure;

            6. any  change  in the  Issuer's  charter,  by-laws  or  instruments corresponding  thereto or other  actions  which may impede  the  acquisition  of control of the Issuer by any person;

            7. causing a class of securities of the Issuer to be delisted from a national  securities  exchange or to cease to be  authorized  to be quoted in an inter-dealer quotation system of a registered national securities association;

            8. causing a class of  securities  of the Issuer to become  eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            9. any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.
            -------------------------------------

            (a) The aggregate  percentage of shares of Common Stock  reported to be owned by the Reporting Persons is based upon 34,653,104  shares  outstanding, which is the total number of shares of Common Stock  outstanding  as reported in the Issuer's Form 10-Q for the quarter ended March 31, 2004.

            As of the  filing  date of this  Statement,  NP  beneficially  owned
19,380,768 shares of Common Stock, representing  approximately 36% of the issued and outstanding Common Stock of the Issuer.  Included therein are the 19,230,768 shares of Common Stock issuable upon conversion of the Preferred Stock.

            NCM,  as  the  general   partner  of  NP,  may  also  be  deemed  to
beneficially own the 19,380,768 shares of Common Stock beneficially owned by NP.

            NCG,  as the  general  partner of NCM,  which in turn is the general partner of NP, may also be deemed to beneficially  own the 19,380,768  shares of
Common Stock beneficially owned by NP.

            Mark E. Schwarz,  as the managing member of NCG, the general partner of NCM,  which in turn is the  general  partner  of NP,  may also be  deemed  to beneficially own the 19,380,768 shares of Common Stock beneficially owned by NP.

            Steven J.  Pully  and John P.  Murray  do not  beneficially  own any shares of Common Stock of the Issuer.

-------------------                                      -----------------------
CUSIP 64353J107                       13D                    Page 11 of 36 Pages
-------------------                                      -----------------------

            (b) By virtue of his position  with NP, NCM and NCG, Mark E. Schwarz has the sole power to vote and dispose of the shares of Common Stock owned by NP reported in this Statement.

            (c) Schedule A annexed hereto lists all  transactions  in the Common
Stock and the  Preferred  Stock  during  the past  sixty  days by the  Reporting
Persons.  The transactions in the Common Stock were effected in the open market.
The  transaction  in the Preferred  Stock was effected  pursuant to the Purchase
Agreement as described in Item 4.

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the shares of Common Stock.

            (e) Not applicable.

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  With
            Respect to Securities of the Issuer.
            ------------------------------------

            Other than as described herein,  including the transactions effected pursuant  to the  Purchase  Agreement,  there  are no  contracts,  arrangements, understandings  or  relationships  among the Reporting  Persons,  or between the
Reporting  Persons and any other person,  with respect to the  securities of the
Issuer.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            1.   Joint Filing Agreement by and among Newcastle  Partners,  L.P.,
                 Newcastle Capital  Management,  L.P.,  Newcastle Capital Group,
                 L.L.C.,  Mark E.  Schwarz,  Steven J. Pully and John P.  Murray
                 dated June 28, 2004.

            2.   Asset  Purchase  Agreement by and between  Newcastle  Partners,
                 L.P. and New Century Equity Holdings Corp. dated June 18, 2004.

-------------------                                      -----------------------
CUSIP 64353J107                       13D                    Page 12 of 36 Pages
-------------------                                      -----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this
Statement is true, complete and correct.

Dated:  June 28, 2004                     NEWCASTLE PARTNERS, L.P.

                                          By: Newcastle Capital Management, L.P.,
                                              its General Partner

                                          By: Newcastle Capital Group, L.L.C.,
                                              its General Partner

                                          By: /s/ Mark E. Schwarz
                                              ---------------------------------
                                              Mark E. Schwarz, Managing Member

                                          NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                          By: Newcastle Capital Group, L.L.C.,
                                              its General Partner

                                          By: /s/ Mark E. Schwarz
                                              ---------------------------------
                                              Mark E. Schwarz, Managing Member

                                          NEWCASTLE CAPITAL GROUP, L.L.C.

                                          By: /s/ Mark E. Schwarz
                                              ---------------------------------
                                              Mark E. Schwarz, Managing Member

                                          /s/ Mark E. Schwarz
                                          -------------------------------------
                                          MARK E. SCHWARZ

                                          /s/ Steven J. Pully
                                          -------------------------------------
                                          STEVEN J. PULLY

                                          /s/ John P. Murray
                                          -------------------------------------
                                          JOHN P. MURRAY

-------------------                                      -----------------------
CUSIP 64353J107                       13D                    Page 13 of 36 Pages
-------------------                                      -----------------------

                                   SCHEDULE A
                                   ----------

            Transactions in the Common Stock During the Past 60 Days
            --------------------------------------------------------

Shares of Common Stock               Price Per                    Date of
       Purchased                     Share($)                     Purchase
       ---------                     --------                     --------

                            NEWCASTLE PARTNERS, L.P.
                            ------------------------
         9,000                        0.2467                       5/11/04
        27,000                        0.2456                       5/12/04
         8,200                        0.2468                       5/17/04
       105,800                        0.2448                       5/20/04

           Transactions in the Preferred Stock During the Past 60 Days
           -----------------------------------------------------------

Shares of Preferred Stock            Price Per                    Date of
        Purchased                    Share($)                     Purchase
        ---------                    --------                     --------

                            NEWCASTLE PARTNERS, L.P.
                            ------------------------
     4,807,692                        1.04                         6/18/04

-------------------                                      -----------------------
CUSIP 64353J107                       13D                    Page 14 of 36 Pages
-------------------                                      -----------------------

                                  EXHIBIT INDEX

       Exhibit                                                        Page
       -------                                                        ----
1.     Joint  Filing   Agreement  by  and  among   Newcastle
       Partners,  L.P., Newcastle Capital Management,  L.P.,
       Newcastle  Capital  Group,  L.L.C.,  Mark E. Schwarz,
       Steven J.  Pully and John P.  Murray  dated  June 28,
       2004.                                                           15

2.     Asset  Purchase  Agreement  by and between  Newcastle
       Partners,  L.P. and New Century Equity Holdings Corp.
       dated June 18, 2004.                                         16 to 36

-------------------                                      -----------------------
CUSIP 64353J107                       13D                    Page 15 of 36 Pages
-------------------                                      -----------------------

                             JOINT FILING AGREEMENT
                             ----------------------

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on Schedule  13D dated June 28,
2004  (including  amendments  thereto)  with  respect to the Common Stock of New
Century Equity Holdings Corp.  This Joint Filing  Agreement shall be filed as an
Exhibit to such Statement.

Dated:  June 28, 2004                     NEWCASTLE PARTNERS, L.P.

                                          By: Newcastle Capital Management, L.P.,
                                              its General Partner

                                          By: Newcastle Capital Group, L.L.C.,
                                              its General Partner

                                          By: /s/ Mark E. Schwarz
                                              ---------------------------------
                                              Mark E. Schwarz, Managing Member

                                          NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                          By: Newcastle Capital Group, L.L.C.,
                                              its General Partner

                                          By: /s/ Mark E. Schwarz
                                              ---------------------------------
                                              Mark E. Schwarz, Managing Member

                                          NEWCASTLE CAPITAL GROUP, L.L.C.

                                          By: /s/ Mark E. Schwarz
                                              ---------------------------------
                                              Mark E. Schwarz, Managing Member

                                          /s/ Mark E. Schwarz
                                          -------------------------------------
                                          MARK E. SCHWARZ

                                          /s/ Steven J. Pully
                                          -------------------------------------
                                          STEVEN J. PULLY

                                          /s/ John P. Murray
                                          -------------------------------------
                                          JOHN P. MURRAY

-------------------                                      -----------------------
CUSIP 64353J107                       13D                    Page 16 of 36 Pages
-------------------                                      -----------------------

                        NEW CENTURY EQUITY HOLDINGS CORP.

                     SERIES A 4% CONVERTIBLE PREFERRED STOCK

                            STOCK PURCHASE AGREEMENT

                                  June 18, 2004

-------------------                                      -----------------------
CUSIP 64353J107                       13D                    Page 17 of 36 Pages
-------------------                                      -----------------------

                            STOCK PURCHASE AGREEMENT

            THIS STOCK PURCHASE  AGREEMENT (this  "Agreement") is made as of the
18th day of June,  2004, by and between New Century  Equity  Holdings  Corp.,  a
Delaware  corporation (the  "Company"),  and Newcastle  Partners,  L.P., a Texas
limited partnership (the "Purchaser").

                              W I T N E S S E T H:

            WHEREAS, the Company has announced that it completed the sale of all of its holdings in Princeton eCom Corporation  ("Princeton")  and that its Board of Directors has approved a plan of liquidation and dissolution of the Company;

            WHEREAS,  the  Company has filed  definitive  proxy  materials  (the
"Proxy  Materials")  seeking  stockholder  approval of the proposed  sale of its holdings in Princeton (the "Princeton Transaction") and the proposed liquidation and dissolution of the Company (the "Liquidation");

            WHEREAS,  the  Company  now  desires  to  issue  and  sell,  and the
Purchaser desires to purchase,  all upon the terms and subject to the conditions set forth in this Agreement,  shares of Series A 4% Convertible  Preferred Stock of the Company, par value $.01 per share (the "Series A Preferred Stock");

            WHEREAS, the Company has determined that as a result of the issuance and sale of the Series A Preferred Stock as contemplated  herein,  the Princeton
Transaction  would not constitute a sale of substantially  all the assets of the
Company,  and therefore  stockholder  approval of such transaction  would not be required under applicable law;

            WHEREAS, as an inducement for the Purchaser to purchase the Series A
Preferred  Stock,  the parties have agreed that the Company shall remain a going concern and the Company shall not seek stockholder approval for the Liquidation.

            THE PARTIES HEREBY AGREE AS FOLLOWS:

            1.   PURCHASE AND SALE OF STOCK.

            1.1  SALE AND ISSUANCE OF SERIES A PREFERRED STOCK.

                 (a) The Company has  authorized  the Series A Preferred  Stock, par value $.01 per share, which shall have the designations, powers, preferences and rights and the qualifications,  limitations and restrictions,  in accordance with the Company's  Certificate of Designations of the Series A Preferred Stock,
in the form attached hereto as Exhibit A (the "Certificate of Designations").

                 (b) Subject to the terms and conditions of this Agreement,  the
Purchaser  agrees to purchase,  and the Company  agrees to sell and issue to the
Purchaser,  4,807,692 shares of Series A Preferred Stock, at a purchase price of
$1.04 per share.

            1.2 CLOSING. The initial purchase and sale of the Series A Preferred
Stock shall take place at 10:00 a.m. on the date of  execution  and  delivery of this Agreement  (the "Closing  Date"),  at the offices of Olshan  Grundman Frome
Rosenzweig & Wolosky LLP, Park Avenue Tower, 65 East 55th Street,  New York, New
York  10022,  or at such other time and place as shall be  mutually  agreed upon between the  Purchaser  and the Company (the  "Closing").  At the  Closing,  the
Company shall deliver to the Purchaser a certificate  representing the number of shares of the Series A Preferred  Stock that the Purchaser is purchasing  hereby against  receipt  of a  wire  transfer  of  the  purchase  price  to an  account designated by the Company.

            2.  REPRESENTATIONS  AND WARRANTIES OF THE COMPANY.  For purposes of
Subsections  2.10 through 2.28 and Section 6,  references to the "Company" shall include the Company,  its predecessors and any subsidiaries of the Company.  The
Company  hereby  represents  and  warrants,  as of the date  hereof  (except  as otherwise  specifically  set  forth  in  Subsections  2.1  through  2.28) to the
Purchaser  that,  except where  indicated  for the  exceptions  set forth on the
Schedules  hereto and  furnished to the  Purchaser,  which  exceptions  shall be deemed to be representations and warranties as if made hereunder:

-------------------                                      -----------------------
CUSIP 64353J107                       13D                    Page 18 of 36 Pages
-------------------                                      -----------------------

            2.1  ORGANIZATION, GOOD STANDING, QUALIFICATION AND CORPORATE POWER.

                 (a) The Company and each of its  subsidiaries  is a corporation duly  organized,  validly  existing and in good  standing  under the laws of the
State of Delaware and has all requisite  corporate  power and authority to carry on its business as now conducted and as proposed to be conducted. The Company is qualified to transact business and in good standing as a foreign  corporation in
each  jurisdiction   where  it  is  required  to  so  qualify  except  for  such jurisdictions  where the failure to so qualify would not have a Material Adverse
Effect.  True and correct copies of the Company's  Certificate of Incorporation, as amended and/or  restated and as in effect on the date hereof (the  "Charter")
and Bylaws,  as amended and/or restated and as in effect on the date hereof (the
"Bylaws") have been provided to the Purchaser.

                 (b) The Company has all requisite  legal and corporate power to execute and deliver this Agreement and each of the other Basic Documents, and to issue and sell the Series A Preferred  Stock  hereunder,  to issue the  Reserved
Shares  and to carry out and  perform  its  obligations  under the terms of this
Agreement and the other Basic Documents.

            2.2  CAPITALIZATION  AND VOTING RIGHTS.  As of the date hereof,  the authorized  capital stock of the Company consists of 75,000,000 shares of Common
Stock, par value $.01 per share (the "Common Stock"),  and 10,000,000  shares of
Preferred  Stock,  par value $.01 per share (the "Preferred  Stock").  As of the
Closing  Date,  there  were  34,653,104   shares  of  Common  Stock  issued  and
outstanding.  No other shares of capital stock are issued and outstanding. As of the date  hereof,  there  were  options  outstanding  issued by the  Company  to purchase an aggregate of 5,729,937  shares of Common  Stock,  and no warrants of the Company were outstanding. The Persons listed on Schedule 2.2 are the holders of all the  outstanding  options  to  purchase  Common  Stock and the number and exercise  price of the options  held by such  Persons  (including  the number of options exercisable  assuming the consummation of the transactions  contemplated herein) are set forth opposite the respective names of such Persons thereon. All of the  outstanding  shares  of  Common  Stock  and  Preferred  Stock  are  duly authorized,  validly issued,  fully paid and nonassessable,  and all such shares were issued in compliance with all applicable Federal and state securities laws, including available exemptions  therefrom,  and none of such issuances were made in  violation  of any  pre-emptive  or other  rights.  The Company has  reserved
15,973,153  shares of Common Stock for issuance pursuant to its stock option and stock  purchase  plans  and  existing  outstanding  options.  There are no other options,  warrants or other rights (including  conversion,  pre-emptive or other rights) or agreements  outstanding  to purchase any of the Company's  authorized and unissued capital stock.  Except as provided for in the Basic Documents,  the
Company is not a party or subject to any agreement or understanding  and, to the
Company's knowledge,  there is no agreement or understanding between any persons and/or  entities,  which  affects  or relates to the voting or giving of written consents with respect to any security or by any director of the Company.

            2.3  SUBSIDIARIES.  Except as listed on  Schedule  2.3  hereto,  the
Company does not presently own or control,  directly or  indirectly,  any equity interest  in any other  corporation,  partnership,  limited  liability  company, association or other business entity.

            2.4  AUTHORIZATION.  The Basic Documents have been duly  authorized, executed  and  delivered  by the Company  and  constitute  the legal,  valid and binding  obligations  of the  Company,  enforceable  in  accordance  with  their
respective   terms,   subject   to  (a)   applicable   bankruptcy,   insolvency,
reorganization  and  moratorium  laws,  (b) other  laws of  general  application affecting the enforcement of creditors' rights generally and general  principles of equity, (c) the discretion of the court before which any proceeding  therefor may be  brought,  and (d) as rights to  indemnity  may be  limited by Federal or state securities laws or by public policy.

            2.5 VALID ISSUANCE OF PREFERRED AND COMMON STOCK. The issuance, sale and  delivery of the Series A  Preferred  Stock that is being  purchased  by the
Purchaser  hereunder,  and the  reservation  for issuance of the Reserved Shares have been duly  authorized by all required  corporate  action on the part of the
Company,  and when issued,  sold,  and  delivered in  accordance  with the terms hereof for the consideration expressed herein, will be duly authorized,  validly issued,  fully paid and  non-assessable.  The Reserved Shares have been duly and validly reserved for issuance and, upon issuance in accordance with the terms of the Certificate of Designations, shall be duly authorized, validly issued, fully paid, and non-assessable. The Series A Preferred Stock issued hereunder (and the
Reserved  Shares)  will be free and clear from any liens or  encumbrances  other than those created by, or imposed upon, the holders thereof through no action of the Company,  other than  restrictions  on transfer  under state and/or  Federal

-------------------                                      -----------------------
CUSIP 64353J107                       13D                    Page 19 of 36 Pages
-------------------                                      -----------------------

securities laws and restrictions  set forth in the Basic Documents.  Issuance of the Series A Preferred  Stock and the Reserved  Shares will be free of statutory preemptive rights.

            2.6 SECTION 203 OF DGCL.  The Board of  Directors of the Company has
taken all action  necessary  so that the  provisions  of Section 203 of the DGCL applicable to a "business  combination"  (as defined in Section 203 of the DGCL)
will not apply to this Agreement or the transactions contemplated herein.

            2.7 REPORTS AND FINANCIAL STATEMENTS.  (a) The Company has delivered to the  Purchaser  prior  to the  execution  of  this  Agreement  a copy  of the
Company's  Annual Report on Form 10-K for the year ended  December 31, 2003, the
Company's  Quarterly  Reports on Form 10-Q that have been filed for all quarters ended since December 31, 2003, all of the Company's  proxy materials filed since its 2003 Annual Meeting of Stockholders  (including the Proxy Materials) and all
Current  Reports on Form 8-K filed since  December  31, 2003 (as such  documents have since the time of their filing been amended or supplemented)  together with all reports,  documents and information filed on or after the date first written above  through  the  Closing  Date  with  the  SEC,  including  all  information incorporated  therein by reference  (collectively,  the "SEC Reports").  The SEC
Reports (i)  complied  and will comply as to form with the  requirements  of the
Securities  Act and the  Exchange  Act,  and (ii) did not  contain  and will not contain any untrue statement of a material fact or omit to state a material fact required  to be stated  therein  or  necessary  in order to make the  statements therein,  in  light  of the  circumstances  under  which  they  were  made,  not misleading.  The audited consolidated financial statements and unaudited interim consolidated financial statements  (including,  in each case, the notes, if any, thereto),  if any,  included in the SEC  Reports  (the  "Financial  Statements")
complied and will comply,  in all material  respects,  as to form with the SEC's rules and  regulations  with respect  thereto,  were prepared in accordance with
GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present  (subject,  in the case  of the  unaudited  interim  financial  statements,  to  normal,  recurring year-end  audit  adjustments  not material and to the absence of footnotes)  the financial position and shareholders'  equity of the Company as of the respective dates thereof and the  consolidated  earnings and cash flows for the  respective periods  then  ended.  The  Financial  Statements  reflect  all  liabilities  or obligations  of the  Company  of any kind or matter  (whether  direct,  accrued, absolute,  contingent,  unliquidated or otherwise,  whether due or to become due and regardless of when or by whom asserted) for the periods covered thereby.

                 (b) The Company has a duly  constituted  audit committee of its
Board  of  Directors  (the  "Audit   Committee"),   all  of  whose  members  are
"independent"  as defined in Rule  4200(a)(14)  of the National  Association  of
Securities  Dealers,  Inc. and such  committee has operated in  accordance  with applicable law and regulations.  The Company's  independent  public  accountants
have  reviewed  each  interim   financial   statement  in  accordance  with  the
requirements  of  applicable  Federal  securities  laws,  the Audit  Committee's charter,  the  SEC's  rules  and  regulations  and the  applicable  rules of any securities  exchange  or  automated  quotation  system  or  market  on which the
Company's securities are or have been traded or listed. The Company has received no communications  from its independent  public accountants that the independent public  accountants are considering or are likely to consider issuing any report other than a clean,  unqualified  opinion as to the Company's  audited financial statements  or have  raised any  unresolved  issues  with  respect to any of the
Company's interim financial statements.

            2.8 LEASE  AGREEMENTS AND GUARANTY.  The Company  hereby  represents that pursuant to that certain  Agreement and Plan of Merger by and among Billing
Concepts Corp.,  Billing Concepts,  Inc.,  Enhanced  Services Billing,  Inc., BC
Transaction Processing Services, Inc., Aptis, Inc., Operator Service Company, BC
Holding I Corporation, BC Holding II Corporation, BC Holding III Corporation, BC
Acquisition I Corporation,  BC Acquisition II  Corporation,  BC Acquisition  III
Corporation,  and BC Acquisition  IV Corporation  dated as of September 15, 2000
(the  "Merger  Agreement"),  the  Company is  indemnified  from and  against all
Damages  (as  defined in the  Merger  Agreement")  arising  out of or caused by, directly or  indirectly,  any claim  against the Company  under any guarantee of certain leases,  including (a) that certain Office Building Lease Agreement,  as amended,  by and between  Medical Plaza Partners,  Ltd. and Billing  Information
Concepts,  Inc.  dated July 12, 1996 (the  "Medical  Plaza  Lease") and (b) that certain Office Building Lease  Agreement,  as amended,  by and between  Prentiss
Properties  Acquisition  Partners,  L.P. and Aptis, Inc. dated November 11, 1999

-------------------                                      -----------------------
CUSIP 64353J107                       13D                    Page 20 of 36 Pages
-------------------                                      -----------------------

(the "Prentiss Lease") with respect to obligations or liabilities  arising on or after the closing of the Merger  Agreement.  Pursuant  to the Merger  Agreement,
Platinum Equity Holdings,  LLC ("Platinum")  executed that certain  Guarantee of
Performance  dated as of September 15, 2000 (the "Guarantee") for the purpose of guaranteeing  the payment and performance of the obligations of the Buyers,  the
Acquisition  Subs and the Surviving  Corporations  (as such terms are defined in the Merger Agreement) under the Merger Agreement.  The Company hereby represents that the Guarantee of Performance is a valid, binding and enforceable obligation of Platinum, and by virtue of Section 1(i) thereof,  Platinum has guaranteed and shall  continue to guarantee the payment and  performance  in full,  when and as due, of any and all payments and  performance of the  obligations of the Company that may arise out of or be caused by,  directly or indirectly,  any claim under any  guarantee of the Medical Plaza Lease and the Prentiss  Lease.  Furthermore,
except as set forth on Schedule  2.8,  the Company has not received any notices, either  orally or in writing,  suggesting  the  Company's  or any other  party's failure or threatened  failure to make payments or perform any obligations under the Medical Plaza Lease or the Prentiss Lease.

            2.9 PRINCETON TRANSACTION.  All information furnished by the Company to Richards,  Layton & Finger,  P.A., Delaware counsel for the Company,  for the purpose of preparing and delivering the Delaware Opinion  (described and defined in Section 4.7) is accurate and complete.  The Company hereby represents that as a  result  of the  issuance  and  sale  of  the  Series  A  Preferred  Stock  as contemplated  herein,  the Princeton  Transaction would not constitute a sale of substantially all the assets of the Company, and therefore  stockholder approval of such  sale  would  not be  required  under  the  DGCL and  reported  judicial decisions interpreting the applicable provisions of the DGCL.

            2.10  CHANGES.  (a) Except as set forth in the SEC Reports filed not less than five (5) business  days prior to the date hereof,  and any other items set forth in Schedule 2.10, there has not been:

                    (i)  any  significant  change  in the  assets,  liabilities, condition (financial or otherwise),  affairs, earnings, business, operations, or prospects  of the Company from that  reflected in the balance  sheet as of March
31, 2004;

                    (ii) any  incurrence of  liabilities  or  obligations by the
Company of any kind or matter (whether direct,  accrued,  absolute,  contingent, unliquidated  or otherwise,  whether due or to become due and regardless of when or by whom asserted)  individually  in excess of $5,000,  or in the aggregate in excess of $10,000;

                    (iii) any  increase in  compensation  of any of its existing officers,  or the rate of pay of its  employees  as a group,  except  as part of regular compensation increases in the ordinary course of business;

                    (iv) any  resignation  or  termination  of employment of any officer or key  employee of the Company  and the  Company has not  received  any written notice of the impending  resignation or termination of employment of any such officer;

                    (v) any change in the  Company's  ability to utilize its net operating  loss  carryforwards  for the tax  benefits  afforded by the  Internal
Revenue Code of 1986, as amended, in connection therewith.

                    (vi) any  change  in the  accounting  methods  or  practices followed by the Company;

                    (vii) any issuance of any stock,  bonds, or other securities of the Company or options,  warrants,  or rights or agreements or commitments to purchase or issue such  securities  or grant such  options,  warrants or rights, except as described in Section 2.2 hereof or for those issuances contemplated or permitted by the Basic Documents;

                    (viii) any waiver or compromise by the Company of a right or of a debt owed to it;

                    (ix) any  satisfaction  or discharge of any lien,  claim, or encumbrance or payment of any material obligation by the Company;

-------------------                                      -----------------------
CUSIP 64353J107                       13D                    Page 21 of 36 Pages
-------------------                                      -----------------------

                    (x) any  change to a material  contract  or  arrangement  by which the Company or any of its assets is bound or subject;

                    (xi) any agreement by the Company to do or enter into any of the foregoing;

                    (xii)  any  damage,  destruction  or  loss,  whether  or not covered  by  insurance,  materially  and  adversely  affecting  the  properties, operation or business of the Company;

                    (xiii)  any  loans  made by the  Company  to its  employees, officers,  or  directors  other than  advances of expenses  made in the ordinary course of business;

                    (xiv) any  declaration  or payment of any  dividend or other distribution of the assets of the Company or any direct or indirect  redemption, purchase or acquisition of any securities of the Company;

                    (xv) any labor  organization  activity  or  organized  labor trouble;

                    (xvi) any sale,  transfer,  or lease of any of the Company's assets  except in the  ordinary  course of business,  individually  in excess of
$5,000,  or in the aggregate in excess of $10,000,  or any mortgage or pledge of or lien imposed upon any of the Company's assets;

                    (xvii) any other event or condition of any  character  which
has  materially  and  adversely  affected  the  business,   condition,  affairs,
operations, properties or assets of the Company; or

                    (xviii) any agreement by the Company to do or enter into any of the foregoing.

            2.11  GOVERNMENTAL  CONSENTS.  No  consent,   approval,   order,  or
authorization of, or registration,  qualification,  designation,  declaration or filing with, any Federal,  state, local or provincial  governmental authority on the part of the Company is required in connection  with the  consummation of the transactions  contemplated by the Basic Documents.  Except for the filing of any notice  subsequent to the Closing that may be required under applicable  Federal and/or state  securities  laws (which,  if required,  shall be filed on a timely basis as may be so  required),  no  consent,  approval or  authorization  of, or declaration to, or filing with, any Person (governmental or private) is required for the valid authorization,  execution, delivery and performance by the Company of the Basic Documents or for the valid  authorization,  designation,  issuance,
sale  and  delivery  of  the  Series  A  Preferred   Stock,  or  for  the  valid
authorization,  reservation,  issuance, sale and delivery of the Reserved Shares other than (a) the filing of the Certificate of Designations  with the Secretary of State of the State of Delaware,  (b) filings  pursuant to Regulation D of the
Securities Act, and (c) applicable "blue sky" securities filings.

            2.12  LITIGATION.  Except as described  in the SEC Reports,  and the attached  Schedule  2.12,  as of the date of this  Agreement,  (a)  there are no actions,  suits or  proceedings at law or in equity,  or any  arbitration or any
administrative  or  other  proceeding  (or  to  the  Company's  knowledge,   any
investigations)  pending,  publicly  announced or, to the  Company's  knowledge, threatened in writing against or affecting the Company or its  subsidiaries,  or any of their  respective  properties  or rights,  and the Company  does not have reason  to be aware of any  basis for the  foregoing;  (b) there are no  orders, writs, judgments, injunctions, decrees, determinations or awards of any Federal, state, municipal or other governmental  department,  commission,  board, bureau, agency or instrumentality,  domestic or foreign, outstanding against the Company or its subsidiaries; (c) there are no actions, suits or proceedings at law or in equity,  or any  arbitration or any  administrative  or other  proceeding (or to
Company's  knowledge,  any  investigations)  pending,  publicly announced or, to
Company's knowledge, threatened which question the validity or enforceability of the Basic  Documents or the right of the Company to enter into such  agreements, or to consummate the transactions contemplated thereby, and the Company does not have  reason  to be aware of any basis  for the  foregoing;  and (d) there is no action,  suit,  proceeding or investigation by the Company  currently pending or which the Company intends to initiate.

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CUSIP 64353J107                       13D                    Page 22 of 36 Pages
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            2.13 INTELLECTUAL  PROPERTY RIGHTS.  The Company possesses  adequate rights or licenses to use all trademarks,  trademark  applications,  trade names
and  service  marks,  whether  or  not  registered,   and  all  patents,  patent
applications,   copyrights,   inventions,   licenses,  approvals,   governmental
authorizations,  trade secrets and intellectual  property rights  (collectively,
"Intellectual  Property  Rights") which are necessary for use in connection with their business as now conducted and as described in the SEC Reports. The Company has no  knowledge  that it has  infringed  on any of the  Intellectual  Property
Rights  of  any  Person  and  the  Company  is  not  infringing  on  any  of the
Intellectual  Property  Rights of any  Person.  There is no  proceeding  that is pending,  or to the  Company's  knowledge,  is threatened  against,  the Company regarding the  infringement  of any of the  Intellectual  Property  Rights.  The
Company  has  taken  reasonable   security  measures  to  protect  the  secrecy,
confidentiality and value of all of its Intellectual Property Rights.

            2.14  COMPLIANCE  WITH  OTHER  INSTRUMENTS.  The  Company  is not in
violation  or  default  of any  provisions  of its  Charter  or Bylaws or of any instrument, judgment, order, writ, decree, or contract to which it is a party or by which it or any of its assets may be bound or, to the Company's knowledge, of any  provision of Federal or state  statute,  rule or  regulation,  license,  or permit applicable to the Company.  The execution,  delivery,  and performance of the  Basic  Documents  and the  consummation  of the  transactions  contemplated thereby  will  not  result  in any  such  violation  or be in  conflict  with or constitute,  with or without the passage of time and giving of notice,  either a default under any such provision,  instrument, judgment, order, writ, decree, or contract  or an event which  results in the  creation  of any lien,  charge,  or encumbrance  upon  any  assets  of the  Company  or  trigger  any  anti-dilution provisions,  provisions for the right to purchase stock, or preemptive rights in any  agreements  to which the Company is a party.  The Company does not have any knowledge of any  termination or breach or anticipated  termination or breach by the other  parties to any  contract or  commitment  to which it is a party or to which  any of its  assets is  subject.  There  are no  warranty  claims or other uninsured  claims  against the Company  under  completed  contracts  which could reasonably  be expected to involve a monetary  liability  which is not  reserved against in the Financial Statements incurred in the ordinary course of business.

            2.15 AGREEMENTS; ACTION.

                 (a) Except as set forth in the SEC  Reports and  Schedule  2.10 and except for agreements expressly  contemplated by the Basic Documents,  there are no agreements,  understandings, or proposed transactions between the Company and any of its officers, directors, affiliates, or any affiliate thereof.

                 (b) Except as set forth in the SEC  Reports and  Schedule  2.10 and except for agreements expressly  contemplated by the Basic Documents,  there are no agreements, understandings, instruments or contracts to which the Company is a party or by which it is bound, which (i) involve obligations (contingent or otherwise)  of, or  payments  to,  the  Company  in excess of  $5,000,  (ii) are material to the conduct and operations of the Company's  business or properties, including,  without  limitation,  the  license of any patent,  copyright,  trade secret,  or other proprietary  rights to or from the Company,  (iii) involve any employment  or  consulting  arrangement,  whether  written or oral,  between the
Company and any Person or (iv) provide for the grant to any person of a right to cause the Company to register any securities of the Company for sale.

                 (c) Except as set forth in the SEC  Reports or  Schedule  2.10, the Company has not (i) declared or paid any  dividends,  or  authorized or made any distribution  upon or with respect to any series of its capital stock,  (ii)
incurred  any  indebtedness   for  money  borrowed  or  any  other   liabilities
individually  in  excess  of  $5,000  or,  in the  case of  indebtedness  and/or liabilities  individually  less  than  $5,000,  in  excess  of  $25,000  in  the aggregate,  or (iii) sold, exchanged, or otherwise disposed of any of its assets or rights.

                 (d) For the  purposes  of  subsections  (b) and (c) above,  all indebtedness,  liabilities, agreements, understandings,  instruments, contracts, and  proposed  transactions  involving  the same Person  (including  Persons the
Company has reason to believe are affiliated  therewith) shall be aggregated for
the  purpose  of  meeting  the   individual   minimum  dollar  amounts  of  such
subsections.

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CUSIP 64353J107                       13D                    Page 23 of 36 Pages
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                 (e) Except as set forth in the SEC  Reports or  Schedule  2.10, the Company is not a party to any  indenture,  loan or credit  agreement  or any lease or other  agreement or  instrument  or subject to any Charter or corporate restriction  which limits or  restricts  the ability of the Company to carry out its obligations under the Basic Documents.

                 (f) All the material  contracts,  agreements and instruments to which the Company is a party are disclosed in the SEC Reports or in the attached
Schedules and such contracts,  agreements and instruments are valid, binding and in full force and effect, and are valid,  binding and enforceable by the Company
in  accordance  with  their  respective  terms,   subject  to  laws  of  general
application  relating  to  bankruptcy,  insolvency  and  debtor  relief or other equitable  remedies.  The  Company  is not in  default  in  any  respect  in the
performance,   observance  or  fulfillment  of  any  obligations,  covenants  or conditions  contained in any  agreement or  instrument  that would allow a third party to alter,  amend or terminate such  agreement or  instrument,  and, to the
Company's  knowledge,  no other party to any such  agreement or instrument is in default.

            2.16  TITLE  TO  PROPERTY  AND  ASSETS.  The  Company  has  good and marketable  title to its  property  and assets free and clear of all  mortgages, liens,  loans, and encumbrances,  except such encumbrances and liens which arise in the ordinary course of business and do not impair the Company's  ownership or use of such  property  or assets.  With  respect to the  property  and assets it leases,  the Company is in  compliance  with such leases and, to its  knowledge, holds a valid  leasehold  interest free of any liens,  claims,  or  encumbrances except  such  encumbrances  and  liens  which  arise in the  ordinary  course of business and do not impair the  Company's  ownership or use of such  property or assets.  All of the Company's  properties  and assets are in good  operating and usable condition, subject to normal wear and tear.

            2.17 LABOR AGREEMENTS AND ACTIONS; EMPLOYEE BENEFITS. The Company is
not bound by or subject to (and none of its assets or  properties is bound by or subject to) any written or oral, express or implied,  contract,  commitment,  or arrangement  with any labor union,  and no labor union has  requested or, to the knowledge  of the  Company,  has  sought  to  represent  any  of the  employees, representatives,  or agents of the  Company.  There is no strike or other  labor dispute  involving  the Company  pending,  or, to the  knowledge of the Company, threatened,  nor  is  the  Company  aware  of any  labor  organization  activity involving its  employees.  The Company has complied,  in all material  respects, with all applicable  state and Federal equal  opportunity and other laws related to employment.  The Company has not received written notice that any employee of the Company is in violation of any judgment,  decree,  or order,  or any term of any  employment  contract,  patent  disclosure  agreement,  or other contract or agreement relating to the relationship of any such employee with the Company, or any other party  because of the nature of the  business  conducted  or presently proposed to be  conducted by the Company or to the use by the employee of his or her best efforts with respect to such business.  Except as set forth in Schedule
2.10,  the  Company  is not a  party  to or  bound  by any  currently  effective employment  contract,  deferred  compensation  agreement,  bonus plan, incentive plan, profit sharing plan, retirement agreement,  or other employee compensation agreement or arrangement  (collectively,  "Compensation/Benefit  Arrangements").
The Company has not incurred any liability  for any  prohibited  transaction  or funding deficiency or any complete or partial withdrawal  liability with respect to any pension,  profit sharing or other plan ("Plans")  which is subject to the
Employee Retirement Income Security Act of 1974, as amended ("ERISA"),  to which the Company makes or ever has made a  contribution.  With respect to such Plans, the  Company is in  compliance  in all  material  respects  with all  applicable provisions of ERISA and has performed all its obligations under such Plans.

            2.18 CHANGE IN CONTROL  PROVISIONS.  Except as set forth on Schedule
2.18,  neither the execution and delivery of this Agreement nor the consummation of the transactions  contemplated therein will (a) trigger any change in control or similar provision in the Compensation/Benefit Arrangements, (b) result in any payment (including,  without limitation,  severance,  unemployment compensation, golden  parachute  or  otherwise)  becoming  due under any  Compensation/Benefit
Arrangements,   (c)   increase  any  benefits   otherwise   payable   under  any
Compensation/Benefit Arrangements, or (d) result in any acceleration of the time
of  payment  or  vesting   of  any   benefit   under  any   Compensation/Benefit
Arrangements.

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CUSIP 64353J107                       13D                    Page 24 of 36 Pages
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            2.19  INSURANCE.  The  Company  has in full force and  effect  fire, casualty,  and liability  insurance  policies,  with extended coverage,  in such amounts  and with such  coverage  as is  reasonable  and  prudent in view of the business and operations of the Company.

            2.20 TAX MATTERS. The Company (a) has filed all tax returns that are required  to have been filed by it with all  appropriate  governmental  agencies
(and all such returns are true and correct and fairly reflect its operations for tax purposes); and (b) has paid all taxes owed or assessments by it as indicated
on such tax returns (other than taxes the validity of which are being  contested in good faith by  appropriate  proceedings).  The  assessment of any  additional taxes for periods for which  returns  have been filed is not  expected to exceed the recorded liability therefor and there are no unresolved  questions or claims concerning the Company's tax liability.  The Company's  federal tax returns have been audited and  reviewed by the Internal  Revenue  Service  through  September
2001. There is no pending dispute with any taxing  authority  relating to any of said returns which, if determined adversely to the Company,  would result in the assertion by any taxing authority of any valid deficiency for taxes. The Company has withheld or collected  from each payment made to each of its  employees  the amount of all taxes,  including,  but not  limited  to,  income  taxes,  Federal
Insurance Contribution Act taxes and Federal Unemployment Tax Act taxes required to be withheld or collected  therefrom,  and has paid the same to the proper tax receiving officers or authorized depositaries.

            2.21 MINUTE BOOKS. The minute books of the Company  contain,  in all material  respects,  a complete and accurate record of all meetings of directors and stockholders  since the date of incorporation of the Company and all actions taken by written consent.

            2.22   PERMITS.    The   Company    possesses   all    certificates,
authorizations,  licenses,  easements,  consents, approvals, orders, permits and approvals  ("Permits") necessary to own, lease and operate its properties and to conduct its business as currently conducted, and there is no proceeding pending, or, to the  knowledge of the  Company,  threatened  relating to the  revocation, modification,  suspension  or  cancellation  of  any  Permit.  The  Company  has fulfilled and performed all of the obligations with respect to such Permits, and no event or change in condition has occurred which allows, or which upon notice, the lapse of time or both would allow, the revocation or termination  thereof or results in any other impairment of the rights of the holder of any such Permits.
The Company is not in conflict  with,  in default  under or in  violation of any
Permit.

            2.23  GOVERNMENTAL  REGULATION.   The  Company  is  not  subject  to
regulation  under the Investment  Company Act of 1940 or to any United States of
America,  state or local  statute or  regulation  limiting  its ability to incur debt.

            2.24 FINDERS' FEES. There is no investment banker, broker, finder or other  intermediary which has been retained by or is authorized to act on behalf of the  Company  who  might  be  entitled  to any  fee or  commission  from  the
Purchaser,  the Company or any of their respective  affiliates upon consummation of the transactions contemplated by the Basic Documents.

            2.25  SOLVENCY.  The Company is, and  immediately  after the Closing will be, Solvent.  As used herein,  the term "Solvent" means,  with respect to a particular  date,  that on such date, (a) the fair market value of the assets of each of the Company and its subsidiaries  exceeds their  respective  liabilities
(including,  without limitation, stated liabilities and contingent liabilities), and (b) the  Company  can pay its debts as they come due or mature.  The Company has not taken any steps,  and does not  currently  expect to take any steps,  to
seek  protection  pursuant  to  any  bankruptcy,   insolvency,   debtor  relief,
reorganization or similar law, nor does the Company have any knowledge or reason to believe that  creditors  of the Company have  initiated or intend to initiate involuntary bankruptcy or similar proceedings.

            2.26 RELATED PARTY TRANSACTIONS.  No employee, officer,  stockholder or director of the Company or member of his or her immediate family is (a) party to a related party  transaction  described in Item 404 of Regulation  S-K of the
Exchange Act not already disclosed in the SEC Reports or the attached Schedules, including,  specifically,  Schedule 2.10, or (b) indebted to the Company, nor is the Company indebted (or committed to make loans or extend or guarantee  credit)
to any of  them,  except  as  set  forth  in the  SEC  Reports  or the  attached
Schedules, including, specifically,  Schedules 2.10 and 2.18, other than (i) for

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CUSIP 64353J107                       13D                    Page 25 of 36 Pages
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payment of salary for  services  rendered,  (ii)  reimbursement  for  reasonable expenses  incurred  on behalf  of the  Company,  and  (iii)  for other  standard employee benefits made generally available to all employees (not including stock option agreements  outstanding under any stock option plan approved by the Board of Directors of the Company). To the Company's knowledge, except as set forth in the SEC Reports or the attached Schedules,  including,  specifically,  Schedules
2.10 and 2.18,  no employee or officer of the Company has any direct or indirect ownership  interest  in any  firm or  corporation  with  which  the  Company  is affiliated or with which the Company has a business relationship, or any firm or corporation that competes with the Company,  except that employees,  officers or directors of the Company and members of their  immediate  families may own stock in publicly  traded  companies that may compete with the Company.  Except as set forth in the SEC Reports or the  attached  Schedules,  including,  specifically,
Schedules  2.10 and 2.18,  no  officer  or  stockholder  or any  member of their immediate  families is, directly or indirectly,  interested in any contract with the Company (other than such contracts as relate to any such person's  ownership of capital stock or other  securities  of the Company and other than  employment agreements).

            2.27  ENVIRONMENTAL AND SAFETY LAWS. The Company is not in violation of any  applicable  statute,  law or regulation  relating to the  environment or occupational health and safety of its employees and no material expenditures are or will be required in order to comply with any such  existing  statute,  law or regulation.

            2.28   OFFERING.   Subject  to  the  accuracy  of  the   Purchaser's
representations  in Section 3 hereof, the offer, sale and issuance of the Series
A Preferred  Stock to be issued in conformity  with the terms of this  Agreement and the issuance of the Common Stock to be issued upon  conversion of the Series
A  Preferred  Stock  constitute   transactions   exempt  from  the  registration
requirements  of Section 5 of the Securities Act, and are in compliance with all applicable  securities  laws of the United  States and each of the states  whose laws govern the issuance of such securities.

            3.  REPRESENTATIONS  AND WARRANTIES OF THE PURCHASER.  The Purchaser
hereby represents and warrants to the Company that:

            3.1  ORGANIZATION   AND  EXISTENCE.   The  Purchaser  is  a  limited
partnership  duly organized and validly  existing under the laws of the State of
Texas.

            3.2  AUTHORIZATION.  The execution,  delivery and performance by the
Purchaser  of  this  Agreement  and the  consummation  by the  Purchaser  of the transactions  contemplated  hereby and thereby have been duly  authorized by all necessary  partnership action. This Agreement  constitutes the valid and binding agreement of the Purchaser, enforceable in accordance with its terms, subject to
(i) applicable bankruptcy, insolvency,  reorganization and moratorium laws, (ii)
other laws of general application affecting the enforcement of creditors' rights generally and general  principles of equity,  (iii) the  discretion of the court before  which any  proceeding  therefor  may be  brought,  and (iv) as rights to indemnity  may be  limited  by  Federal  or state  securities  laws or by public policy.

            3.3 FINDERS' FEES. There is no investment banker,  broker, finder or other  intermediary which has been retained by or is authorized to act on behalf of the Purchaser who might be entitled to any fee or commission from the Company upon consummation of the transactions contemplated by the Basic Documents.

            3.4 PURCHASE ENTIRELY FOR OWN ACCOUNT.  The Series A Preferred Stock
to be received by the  Purchaser  pursuant to the terms  hereof will be acquired for investment for the Purchaser's own account,  not as a nominee or agent,  and not with a view to the resale or distribution of any part thereof. The Purchaser has no present intention of selling, granting any participation in, or otherwise distributing  the  shares of Series A  Preferred  Stock or the  Reserved  Shares
acquired by the Purchaser. The Purchaser has no contract, undertaking, agreement or arrangement with any Person to sell or transfer,  or grant any  participation to such Person or to any third  Person,  with  respect to any shares of Series A
Preferred Stock to be acquired by the Purchaser.

         3.5     PURCHASER ADDRESS, ACCESS TO INFORMATION, EXPERIENCE, ETC.

                 (a) The  address  set  forth  on the  signature  pages  of this
Agreement is the Purchaser's  true and correct business  address.  The Purchaser

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CUSIP 64353J107                       13D                    Page 26 of 36 Pages
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has received and read and is familiar with this Agreement. The Purchaser has had an opportunity to (i) ask questions of and receive answers from  representatives of the Company concerning the terms and conditions of this investment,  and (ii)
conduct such  investigation as the Purchaser deems necessary.  The Purchaser can fend for itself,  can bear the economic risk of its investment,  has substantial experience in evaluating  non-liquid  investments such as the Series A Preferred
Stock, and is capable of evaluating the merits and risks of an investment in the
Company.  The Purchaser is an  "accredited  investor" as that term is defined in
Rule 501(c) of Regulation D promulgated under the Securities Act.

                 (b) The  Purchaser  has been  furnished  access to the business records of the Company and such  additional  information  and  documents  as the
Purchaser has requested  and has been afforded an  opportunity  to ask questions of, and receive  answers from,  representatives  of the Company  concerning  the terms and conditions of this  Agreement,  the purchase of the Series A Preferred
Stock, the business,  operations,  market potential,  capitalization,  financial condition and prospects of the Company, and all other matters deemed relevant to the Purchaser.

            3.6 RESTRICTED SECURITIES. The Purchaser understands that the shares of Series A Preferred  Stock to be acquired by the  Purchaser  and the  Reserved
Shares  have not been  registered  under the  Securities  Act or the laws of any state and may not be sold or  transferred,  or otherwise  disposed  of,  without registration  under the Securities Act and applicable  state securities laws, or pursuant to an exemption therefrom.  In the absence of an effective registration statement  covering the shares of Series A Preferred Stock to be acquired by the
Purchaser,  and the Reserved  Shares,  the Purchaser  will sell or transfer,  or otherwise  dispose of, the shares of Series A Preferred  Stock to be acquired by the  Purchaser  only  in  a  manner  consistent  with  its  representations  and agreements  set forth herein,  the terms and  conditions  set forth in the Basic
Documents and any applicable Federal and state securities laws.

            4.  CONDITIONS  OF  THE  PURCHASER'S  OBLIGATIONS  AT  CLOSING.  The
obligations  of the Purchaser to purchase  Series A Preferred  Stock pursuant to this  Agreement are subject to the  fulfillment on or before the Closing of each of the following conditions,  the waiver of which shall not be effective against the Purchaser unless the Purchaser has consented in writing thereto:

            4.1   REPRESENTATIONS   AND  WARRANTIES.   The  representations  and
warranties  of the Company  contained  in Section 2 shall be true and correct on and as of the Closing  Date with the same effect as though such  representations and warranties had been made on and as of the Closing Date.

            4.2 PERFORMANCE.  The Company shall have performed and complied with all  agreements,  obligations,  and conditions  contained in the Basic Documents that are  required  to be  performed  or  complied  with by it on or before  the
Closing.

            4.3  COMPLIANCE  CERTIFICATE.  The Chief  Executive  Officer  of the
Company shall  deliver to the Purchaser at the Closing a certificate  certifying to the matters set forth in Sections 4.1 and 4.2.

            4.4  SECRETARY'S  CERTIFICATE.  The  Secretary of the Company  shall deliver to the  Purchaser  at the  Closing a  certificate  certifying:  (i) that attached  thereto is a true and  complete  copy of the Charter of the Company as then in effect;  (ii) that  attached  thereto is a true and complete copy of the
Bylaws of the Company as then in effect,  (iii) that attached  thereto is a true and complete  copy of all  resolutions  adopted by the Board of Directors of the
Company  authorizing the transactions  contemplated by the Basic Documents;  and
(iv) to the  incumbency  and specimen  signatures of each officer of the Company executing  the  Basic  Documents  and  the  other  agreements  and  certificates contemplated thereby.

            4.5 CERTIFICATE OF DESIGNATIONS.  The Certificate of Designations in
the form  attached  hereto as Exhibit A shall have been  executed by the Company and filed with the  Secretary  of State of the State of Delaware and evidence of such filing shall have been provided to the  Purchaser  (with a complete copy of such filing being provided to the Purchaser as soon as practicable thereafter).

            4.6 OPINION OF COMPANY CORPORATE  COUNSEL.  The Purchaser shall have received from Loeffler Jonas & Tuggey LLP, corporate counsel for the Company, an opinion, dated as of the Closing, in the form attached hereto as Exhibit B.

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CUSIP 64353J107                       13D                    Page 27 of 36 Pages
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            4.7 OPINION OF COMPANY  DELAWARE  COUNSEL.  The Purchaser shall have received from Richards, Layton & Finger, P.A., Delaware counsel for the Company, an opinion,  dated as of the Closing,  in the form attached hereto as Exhibit C, that contains an opinion that as a result of the issuance and sale of the Series
A Preferred Stock as contemplated  herein,  the Princeton  Transaction would not constitute a sale of substantially all the assets of the Company,  and therefore stockholder  approval  of such  sale  would not be  required  under the DGCL and reported judicial decisions  interpreting the applicable  provisions of the DGCL
(the "Delaware Opinion").

            4.8  CONSENTS AND WAIVERS;  QUALIFICATIONS.  The Company  shall have obtained  any  and  all  consents  and  waivers  necessary  or  appropriate  for consummation  of the  transactions  contemplated  by the  Basic  Documents.  The
Company  shall  have   obtained  all  necessary   "blue  sky"  law  permits  and
qualifications,  or have the availability of exemptions therefrom,  required for the State of Texas for the offer and sale of the  Series A  Preferred  Stock and the Reserved Shares.

            4.9 STOCK  CERTIFICATES.  The Purchaser  shall have received a stock certificate  dated  the  Closing  Date for the  number  of  shares  of  Series A
Preferred Stock being purchased hereby.

            4.10  PRINCETON  TRANSACTION.  The  Purchaser  shall  have  received written  evidence  satisfactory to the Purchaser that the Princeton  Transaction has been  consummated,  including written evidence that the Company has received
$10,000,000  in cash or by wire  transfer  of  immediately  available  funds  in payment of its  holdings  in  Princeton  being sold  pursuant  to the  Princeton
Transaction.

            4.11  AMENDMENT  TO  RIGHTS  AGREEMENT.  The  Purchaser  shall  have received an  executed  copy of the First  Amendment  to the July 10, 1996 Rights
Agreement,  in the form attached  hereto as Exhibit D (the  "Amendment to Rights
Agreement"), that amends the Company's July 10, 1996 Rights Agreement.

            4.12 OTHER FEES AND  EXPENSES.  The  Company  shall have paid to the
Purchaser  all fees and expenses  payable to the  Purchaser  pursuant to Section
10.10 hereof.

            5.  CONDITIONS  OF  THE  COMPANY'S   OBLIGATIONS  AT  CLOSING.   The
obligations of the Company to the Purchaser  under this Agreement are subject to the fulfillment on or before the Closing of each of the following  conditions by the Purchaser:

            5.1   REPRESENTATIONS   AND  WARRANTIES.   The  representations  and
warranties of the Purchaser  contained in Section 3 shall be true and correct in all  material  respects on and as of the Closing  with the same effect as though such representations and warranties had been made on and as of the Closing.

            5.2 QUALIFICATIONS.  All authorizations,  approvals,  or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection  with the lawful  issuance and sale of the Series A Preferred  Stock  pursuant to this  Agreement  shall have been duly obtained and effective as of the Closing.

            5.3 PAYMENT OF PURCHASE  PRICE.  The  Purchaser  shall have paid the requisite purchase price for the Series A Preferred Stock being purchased hereby pursuant to the terms of this Agreement.

            5.4 PAYMENT OF RELATED  EXPENSES.  The  Company  shall have paid all liabilities and obligations due and payable at the Closing of this Agreement, as applicable,  including the amounts payable under (a) the Amendment to Employment
Agreement  by and between the Company and Parris H.  Holmes,  Jr.  dated May 28,
2004,  together  with the  Business  Consultant  Agreement  by and between  such parties,  attached  hereto as Exhibit E and the Letter  Agreement by and between the Company and Parris H.  Holmes,  Jr.  dated May 28, 2004  attached  hereto as
Exhibit F, and (b) the  Amendment  to  Employment  Agreement  by and between the
Company  and  David P. Tusa  dated  May 28,  2004,  together  with the  Business
Consultant Agreement by and between such parties, attached hereto as Exhibit G.

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CUSIP 64353J107                       13D                    Page 28 of 36 Pages
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            5.5 STOCK OPTIONS. The Company shall have accelerated the vesting of all unvested  stock options of  non-executive  employees of the Company  granted pursuant to the Company's 1996 Employee Stock Purchase Plan, as amended, and the
Company's 1996 Employee Comprehensive Stock Plan, as amended, all as applicable.
Options of outside  directors  shall be exercisable  for a period of one hundred twenty (120) days after the expiration or  termination  (for any reason) of such director's term as a director of the Company. Options of non-executive employees shall not  terminate,  and shall be  exercisable,  for a period of two (2) years after the termination  date of such options  provided in each  applicable  award agreement.

            6.  COVENANTS.  The Company  covenants  and agrees  that,  except as otherwise  provided in this Agreement and the other Basic Documents,  so long as at least 33 1/3% of the shares of Series A Preferred  Stock  issued  pursuant to this Agreement shall remain outstanding:

            6.1 FINANCIAL  STATEMENTS  AND OTHER  INFORMATION.  The Company will furnish  or  cause to be  furnished  to  Persons  (either  individually  or as a
"group," as such term is used in Section  13d(3) of the Exchange Act, a "Group")
holding at least 25% of the shares of Series A Preferred Stock then outstanding, at such Person's  written  request to the Company,  the information set forth in subparagraphs  (a) through (d) below,  and each such  Person  severally  and not jointly agrees to maintain the confidentiality of any information received by it pursuant to this Section 6.1, none of which shall be duplicated,  disclosed,  or distributed  to any  third-party,  until such  information  becomes public or is otherwise  no longer  confidential  through no wrongful  act of such  Persons or their agents or as otherwise required by law, provided,  however, that each such
Person may share the  information  received by it  pursuant to this  Section 6.1 with its partners, if any, and with its legal,  accounting,  financial and other advisors and  representatives,  provided that such persons agree to maintain the confidentiality of any information  disclosed  hereunder as provided for in this
Section 6.1.

                (a) promptly after receipt, all written reports delivered to the
Company by its accountants;

                (b) promptly after the  commencement or threatened  commencement thereof,  notice of all actions, suits,  investigations,  and proceedings before any court or governmental  department,  arbitration  panel,  commission,  board, bureau, agency or instrumentality, domestic or foreign, affecting the Company or any of its subsidiaries other than ordinary and routine litigation covered under the limits of  existing  insurance  policies  or other  matters  which could not reasonably be expected to result in a Material Adverse Effect:

                (c)  promptly,  copies of  minutes of  meetings  of the Board of
Directors of the Company and of any press releases issued by the Company; and

                (d) promptly,  copies of all amendments to the Charter or Bylaws of the Company.

            6.2 CONDUCT OF BUSINESS, LEGAL EXISTENCE, ETC.

                (a) The Company  will  maintain its  existence as a  corporation duly  organized,  validly  existing and in good  standing  under the laws of the state of its incorporation.

                (b) The Company  shall act and carry on its  operations  only in the ordinary course of business consistent with past practice and, to the extent consistent  therewith,  use reasonable  efforts to preserve  intact its business organizations, keep available the services of its key officers and employees and preserve the goodwill of those  engaged in  significant  business  relationships with it.

                (c) The Company will conduct its business in  compliance  in all material  respects  with all permits and licenses  issued by, and all  statutes, rules,  regulations  and  orders  of,  and  all  restrictions  imposed  by,  all governmental  authorities,  domestic or foreign, Federal or state, applicable to the  conduct of its  business  and the  ownership  of its  property  (including,
without  limitation,   applicable  statutes,  rules,  regulations,   orders  and
restrictions  relating to  environmental,  safety and other similar standards or controls).

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CUSIP 64353J107                       13D                    Page 29 of 36 Pages
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                (d) The Company will conduct its business in  compliance  in all material  respects with all licenses,  agreements and contracts to which it is a party, except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect.

                (e) The Company  will  maintain,  keep,  and preserve all of its material properties (tangible and intangible) necessary in the proper conduct of its  business  in good  working  order  and  condition,  ordinary  wear and tear excepted.

                (f) The Company will  maintain or cause to be  maintained,  with financially sound and reputable  insurers,  insurance with respect to its assets and businesses  against loss or damage of the kinds customarily  insured against by  corporations  of  established  reputation  engaged  in the  same or  similar businesses  and similarly  situated,  of such types and in such amounts and with such deductibles as are customarily carried by such other corporations.

            6.3  RESERVATION  OF  SHARES.  The  Company  shall at all times duly reserve for  issuance  the Reserved  Shares.  The Company  shall comply with the terms  and  conditions  of the  Series A  Preferred  Stock  as set  forth in the
Certificate of Designations.

            6.4 RIGHT OF  INSPECTION.  At any  reasonable  time and from time to time,  upon  reasonable  notice,  the Company  shall  permit any Person  (either individually  or as Group)  that  holds at least  25% of the  shares of Series A
Preferred  Stock  originally  issued  hereunder  or any agent or  representative thereof,  at such Person's or Group's expense, to examine and make copies of and abstracts from the records and books of account of, and visit the properties of, the Company and to discuss the  affairs,  finances  and  accounts of the Company with any of its officers and directors and furnish to each such Person, promptly upon the request of such Person, copies of such financial and operating data and other  information  as  reasonably  requested by such  Person.  The Company will permit such  Persons to inspect,  audit and make copies of the books and records of the  Company,  to discuss the  business  and affairs of the Company  with the officers of the Company,  and to inspect any of the  properties or assets of the
Company upon reasonable  notice to the Company and at such  reasonable  times as such Persons may from time to time request.  Upon five (5) business  days' prior notice to the  Company,  such  Persons  shall  have the right to confer in their discretion with the independent  certified public  accountants of the Company at any time during normal  business  hours upon any matter  involving the financial condition of the Company.  Each such Person  severally and not jointly agrees to maintain the confidentiality of any information  received by it pursuant to this
Section 6.4,  until such  information  becomes  public or is otherwise no longer confidential  through no wrongful  act of any such Person or their  agents or as otherwise  required by law, provided,  however,  that each such Person may share the  information  received by it pursuant to this Section 6.4 with its partners, if any,  and with its  legal,  accounting,  financial  and  other  advisors  and representatives  if such persons  agree to maintain the  confidentiality  of any information disclosed hereunder as provided for in this Section 6.4.

            6.5  FURTHER  ASSURANCES.  At any time or from time to time upon the reasonable request of any party to this Agreement, the Company and the Purchaser shall  execute and deliver  such  further  documents  and do such other acts and things as such other parties may reasonably request in order to effect fully the purposes of the Basic Documents.

            7. ADDITIONAL  COVENANTS.  The parties hereby  acknowledge and agree that:

               (a) SEC  MATERIALS.  Within  five (5)  business  days  after  the
Closing  Date,  the  Company  shall file with the SEC  revised  proxy  materials withdrawing the proposals to approve the Liquidation and Princeton  Transaction.
Within 48 hours of the  Closing,  the  Company  shall  prepare and issue a press release  and file  with the SEC a  Current  Report  on Form 8-K  disclosing  the consummation of the transactions contemplated herein.

               (b) PRINCETON TRANSACTION. The Company shall have consummated the
Princeton Transaction.

               (c) BOARD OF DIRECTORS.  Simultaneously with the Closing, (i) the
Company shall cause the number of directors  serving on the  Company's  Board of
Directors to be fixed at four (4) directors,  (ii) Gary D. Becker and Stephen M.
Wagner shall  resign from the Board of  Directors,  and (iii) the two  directors remaining on the Board of Directors  after such  resignations  (the  "Continuing
Directors") shall appoint the following  representatives of the Purchaser to the

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CUSIP 64353J107                       13D                    Page 30 of 36 Pages
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Board of  Directors  to replace the  resigning  directors:  Mark E. Schwarz as a director of the class whose term of office expires at the 2006 annual meeting of stockholders of the Company and Steven J. Pully as a director of the class whose term of  office  expires  at the 2006  annual  meeting  of  stockholders  of the
Company.  Mark E.  Schwarz  shall  also be  appointed  Chairman  of the Board of
Directors.  Not later than August 1, 2004, the Company shall cause the number of directors  serving on the  Company's  Board of Directors to be fixed at five (5)
directors and a representative of the Purchaser shall be appointed as a director of the  class  whose  term of  office  expires  at the 2004  annual  meeting  of stockholders  of the  Company to fill the  vacancy  created  by such  expansion;
provided,  however,  that a  proxy  or  information  statement  disclosing  such appointment  shall be filed with the SEC and transmitted to the  stockholders of the Company in compliance  with Rule 14(f) of the Exchange Act not less than ten
(10) days prior to such appointment (the "Statement  Filing Date").  The Company shall cause each of the Continuing  Directors to serve on the Company's Board of
Directors  through the Statement Filing Date. In the event a  representative  of the  Purchaser  appointed  to the Board  pursuant to this Section 7(c) ceases to serve as a member of the  Board of  Directors  by reason of death,  resignation, removal,  disqualification  or for any other  reason,  then such  vacancy on the
Board of Directors shall be filled by the Purchaser.  A director selected by the
Purchaser  to fill  such a vacancy  shall  hold  office  until  such  director's successor shall have been duly elected and qualified.

               (d) MANAGEMENT;  EMPLOYEES.  Simultaneously with the Closing, (i)
Parris H.  Holmes,  Jr. and David P. Tusa  shall  resign  from their  respective positions as executives of the Company,  (ii) Steven J. Pully shall be appointed
Chief  Executive  Officer of the Company and John P. Murray  shall be  appointed
Chief Financial Officer of the Company, and (iii) Cynthia Jergins shall continue to be employed  by the Company  pursuant  to the  Severance  Agreement  attached hereto as Exhibit H, Denise Spencer shall continue to be employed by the Company pursuant  to the  Severance  Agreement  attached  hereto as Exhibit I, and Diane
Nowacki shall  continue to be employed by the Company  pursuant to the Severance
Agreement attached hereto as Exhibit J.

               (e) D&O INSURANCE;  INDEMNITIES. For a period of twenty-four (24)
months  following the Closing Date,  the Company (i) shall maintain its existing director and executive officer insurance policy and prior acts coverage on terms that are the same or no less favorable to the Company's  directors and executive officers as in effect on the date of this  Agreement  (to the extent such policy and coverage are available on economically reasonable terms); and (ii) shall not reduce any rights to indemnification  possessed,  as of the Closing Date, by the directors and officers of the Company.  In summary,  such insurance coverage and indemnification  currently  provide  that each  director  and  officer  shall be indemnified  to the  maximum  allowable  extent  permitted  under the DGCL,  the
Securities Act and the Exchange Act, as well as other applicable law.

            8.  DEFINITIONS.  All capitalized terms used in this Agreement shall have the meanings  assigned to them  elsewhere in this Agreement or as specified below:

            "BASIC DOCUMENT" shall mean each of this Agreement,  the Certificate of  Designations  and the  Amendment  to Rights  Agreement,  each as at any time amended and in effect from time to time.

            "DGCL" shall mean the Delaware General Corporation Law.

            "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, as at any time amended.

            "GAAP" shall mean generally accepted accounting  principles that are
(i)  consistent  with the  principles  promulgated  or adopted by the  Financial
Accounting  Standards  Board  and  its  predecessors,  (ii)  applied  on a basis consistent  with prior periods  (except for changes in the  application  of such principles  that have been approved by the Company's  Board of  Directors),  and
(iii) such that,  insofar as the use of accounting  principles  is pertinent,  a certified public accountant could deliver an unqualified opinion with respect to financial  statements  in which  such  principles  have been  properly  applied, subject, however, to the absence of footnotes.

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CUSIP 64353J107                       13D                    Page 31 of 36 Pages
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            "MATERIAL  ADVERSE  EFFECT" shall mean a material  adverse effect on the assets,  condition (financial or otherwise),  affairs,  earnings,  business, operations or prospects of the Company.

            "PERSON" shall mean an individual, partnership, corporation, limited liability company,  business trust, joint stock company,  trust,  unincorporated association,  joint venture,  governmental authority or other entity of whatever nature, including, as appropriate, the Company or any subsidiary thereof.

            "RESERVED  SHARES" shall mean the 19,230,768  shares of Common Stock issuable  upon  conversion  of the  Series A  Preferred  Stock  pursuant  to the
Certificate of Designations, subject to adjustment.

            "SECURITIES  ACT" shall mean the  Securities  Act of 1933, as at any time amended.

            "SEC" shall mean the Securities and Exchange Commission.

             9.  INDEMNITY.  Each party (an  "Indemnifying  Party") shall,  with respect to the  representations,  warranties,  covenants and agreements  made by each such  party  herein  indemnify,  defend  and hold the other  party (and its respective shareholders,  members,  directors,  officers,  managers,  employees, agents,  affiliates and controlling  parties)  (each,  an  "Indemnified  Party")
harmless from and against all liability, loss or damage, together with all costs and expenses related thereto (including legal and accounting fees and expenses), arising  from the  untruth,  inaccuracy  or breach of any such  representations, warranties,  covenants,  obligations  or  agreements of the  Indemnifying  Party contained in this  Agreement (or any  schedule,  exhibit,  certificate  or other instrument  furnished in  connection  herewith)  or the  assertion of any claims relating to the  foregoing.  The  Indemnifying  Party shall  indemnify  and hold
harmless  each  Indemnified  Party  against  any  losses,   claims,  damages  or
liabilities,  joint or several, to which any of the foregoing persons may become subject,  insofar as such losses,  claims, damages or liabilities (or actions in respect  thereof)  arise  out  of or  are  based  upon  any  violations  by  the
Indemnifying  Party of the Securities Act or state securities or "blue sky" laws applicable to the Indemnifying  Party relating to action or inaction required of the Indemnifying  Party in connection with the Securities Act or registration or qualification  under such state securities or blue sky laws; and shall reimburse each such  Indemnified  Party for any  legal or any  other  expenses  reasonably incurred by any of them in connection with  investigating  or defending any such loss,  claim,  damage,  liability or action.  In case any such action is brought against  an  Indemnified  Party,  the  Indemnifying  Party will be  entitled  to
participate  in  and  assume  the  defense   thereof  with  counsel   reasonably
satisfactory to such  Indemnified  Party, and after notice from the Indemnifying
Party to such  Indemnified  Party of its election to assume the defense thereof, the  Indemnifying  Party shall be  responsible  for any legal or other  expenses subsequently  incurred by the latter in  connection  with the  defense  thereof, provided that if any  Indemnified  Party shall have  reasonably  concluded  that there may be one or more legal  defenses  available  to such  Indemnified  Party which  conflict with those  available to the  Indemnifying  Party,  or that such claim or  litigation  involves or could have an effect upon  matters  beyond the scope of the indemnity  agreement  provided in this Section 9, the  Indemnifying
Party shall not have the right to assume the defense of such action on behalf of such Indemnified  Party and the Company shall reimburse such  Indemnified  Party and any person  controlling such Indemnified  Party for that portion of the fees and  expenses  of one  counsel  retained  by the  Indemnified  Party  which  are reasonably related to the matters covered by the indemnity agreement provided in this Section 9. The Indemnifying Party shall not be liable for the settlement by the  Indemnified  Party of any  action,  proceeding  or  investigation  effected without its written consent,  which consent shall not be unreasonably  withheld.
The Indemnifying  Party shall not make any settlement of any claims  indemnified against  under this  Section 9 without  the written  consent of the  Indemnified
Party  or  Parties,   which   consent  shall  not  be   unreasonably   withheld.
Notwithstanding  the foregoing,  the Company and Purchaser  acknowledge  that at
Closing, Purchaser shall obtain substantial,  day-to-day control of the Company.
Such  control  may, in the event of a dispute  arising  under or related to this
Agreement,  constitute  a conflict  of  interest  requiring  special  procedures involving  independent  review and action by the Company to resolve any dispute.
Purchaser  shall,  in the  event of any such  dispute,  comply  in all  material respects  with  applicable  law  relating to the  resolution  of  disputes  with insiders of the Company. Specifically, and without limitation,  Purchaser shall, in the event of such a  dispute,  recuse  itself of all  actions  in review  and resolution of such dispute.  Additionally,  in such event, Purchaser shall cause

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CUSIP 64353J107                       13D                    Page 32 of 36 Pages
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or  permit  the  appointment  of an  independent  subcommittee  of the  board of directors,  and counsel  thereto,  with  authority to resolve such dispute.  The
Company agrees to indemnify the Purchaser  from and against any liability,  loss or damage, together with all costs and expenses related thereto (including legal and  accounting  fees and  expenses)  of any kind or nature that the Company may suffer,  to the extent such liability or exposure arose out of or related to the affairs of the Company, its Board of Directors or its employees (including,  but not limited to,  affairs  related to the  Medical  Plaza Lease and the  Prentiss
Lease) prior to the Closing (each, a "Loss").  The Company shall be obligated to indemnify  the Purchaser  for any Loss by, at the option of the  Purchaser,  (i)
issuing to the Purchaser such number of additional  shares of Series A Preferred
Stock equal to the quotient  obtained by dividing  (a) the dollar  amount of the
Loss,  by (b) $2.914,  rounded to the nearest  whole share,  (ii)  modifying the conversion  price of the Series A  Preferred  Stock,  (iii) a payment of cash or redemption of shares of the Series A Preferred  Stock or (iv) a  combination  of the foregoing.

            10. MISCELLANEOUS.

            10.1 SURVIVAL OF  REPRESENTATIONS,  WARRANTIES  AND  COVENANTS.  The
representations,  warranties  and  covenants  of the Company  and the  Purchaser contained in or made pursuant to this Agreement  shall survive the execution and delivery  of this  Agreement  and the Closing and shall in no way be affected by any  investigation  of the subject  matter  thereof  made by or on behalf of the
Purchaser or the Company.

            10.2 SUCCESSORS AND ASSIGNS.  Except as otherwise  provided  herein, the terms and conditions of this Agreement  shall inure to the benefit of and be binding upon the  respective  successors  and  permitted  assigns of the parties
(including permitted  transferees of any shares of Series A Preferred Stock sold hereunder  or the  Reserved  Shares).  Nothing  in this  Agreement,  express  or implied,  is intended to confer upon any party other than the parties  hereto or
their  respective  successors  and  permitted  assigns  any  rights,   remedies,
obligations,  or  liabilities  under or by reason of this  Agreement,  except as expressly provided in this Agreement. The Company may not assign or transfer any of its rights  under this  Agreement  without the prior  written  consent of the holders  of a  majority  of the then  outstanding  shares of Series A  Preferred
Stock. The Purchaser (or subsequent  holder of any Series A Preferred Stock) may assign and transfer its rights under this  Agreement at such times and upon such conditions as the Purchaser shall  determine in its sole  discretion  subject to the obligations imposed on the Purchaser by this Agreement.  Notwithstanding the foregoing,  each such  permitted  transferee  or assignee  shall be bound by the terms and conditions of this Agreement and the other  applicable Basic Documents pursuant to a written instrument signed by such permitted transferee  reasonably satisfactory to the Company.

            10.3 GOVERNING LAW;  JURISDICTION.  This Agreement shall be governed by, construed,  applied and enforced in accordance with the laws of the State of
Texas,  except  that no doctrine of choice of law shall be used to apply any law other than that of Texas, and no defense, counterclaim or right of set-off given or allowed by the laws of any other state or jurisdiction, or arising out of the enactment, modification or repeal of any law, regulation, ordinance or decree of any foreign jurisdiction,  shall be interposed in any action hereon. The parties hereto agree that any action or  proceeding  to enforce any right arising out of this  Agreement  and the other Basic  Documents may be commenced in any Delaware
State court or United States District Court sitting in Delaware, and the parties hereto  consent  to such  jurisdiction,  agree that venue will be proper in such courts  in any such  matter,  agree  that  the  State  of  Delaware  is the most convenient  forum for litigation in any such suit,  action or legal  proceeding, and agree that a summons and complaint commencing an action or proceeding in any such court shall be properly  served and shall confer  personal  jurisdiction if served by registered or certified mail, or as otherwise  provided by the laws of the State of Delaware or the United  States.  The  parties  hereto  agree that a final  judgment in any such action or proceeding  shall be conclusive and may be enforced in other  jurisdictions  by suit on the judgment or in any other manner provided by law.

            10.4  COUNTERPARTS.  This  Agreement  may be executed in two or more counterparts,  each of  which  shall be  deemed  an  original,  but all of which together shall constitute one and the same instrument.

            10.5 TITLES AND  SUBTITLES.  The titles and  subtitles  used in this
Agreement  are  used  for  convenience  only  and  are not to be  considered  in construing or interpreting this Agreement.

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CUSIP 64353J107                       13D                    Page 33 of 36 Pages
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            10.6 NOTICES. Any and all notices,  designations,  consents, offers, acceptances,  or any other  communication  provided for herein shall be given in writing by hand, facsimile  transmission,  overnight courier or by registered or certified  mail,  addressed  to the  address  specified  for  such  party on the signature pages hereof, or to such other address as may be designated in writing by any such party.  Except as otherwise  provided in this  Agreement,  each such notice shall be deemed given when delivered in person, by facsimile transmission or by  overnight  courier or on a date which is three days after it is mailed at any post office or branch post office regularly  maintained by the United States
Postal  Service  (registered  or  certified,  with postage  prepaid and properly addressed).  Copies of all such  notices  shall be  provided  to (i),  if to the
Company,  Loeffler Jonas & Tuggey LLP, 755 E. Mulberry,  Suite 200, San Antonio,
Texas 78212,  Attention:  Timothy N. Tuggey, Esq., facsimile (210) 354-4034, and
(ii) if to the Purchaser,  Olshan Grundman Frome  Rosenzweig & Wolosky LLP, Park
Avenue Tower, 65 East 55th Street, New York, New York 10022,  Attention:  Steven
Wolosky, Esq., facsimile (212) 451-2222.

            10.7 FINDER'S FEE. Each party represents that it neither is nor will be  obligated  for any  finder's  fee or  commission  in  connection  with  this transaction.  Each party agrees to indemnify and hold harmless the other parties from any  liability  for any  commission  or  compensation  in the  nature  of a finder's fee (and the costs and expenses of defending  against such liability or asserted liability) for which each party or any of its officers,  employees,  or representatives is responsible.

            10.8 ENTIRE  AGREEMENT;  AMENDMENTS  AND  WAIVERS.  This  Agreement,
including  the  Schedules  and  Exhibits  hereto and the other Basic  Documents, constitutes the full and entire  understanding and agreement between the parties with regard to the subject hereof. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either  generally or in a particular instance and either  retroactively or prospectively),  only with the written  consent of the Company and the holders of  two-thirds of the shares of Series A Preferred Stock then  outstanding.  Any amendment or waiver effected in  accordance  with this  Section 10.8 shall be binding upon each holder of the
Series A Preferred Stock and the Company.

            10.9  SEVERABILITY.  If one or more provisions of this Agreement are held to be unenforceable  under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement  shall be interpreted as if such provision were so excluded and shall be enforceable in accordance  with its terms.

            10.10 EXPENSES AND TAXES. At the Closing,  upon receipt of invoices, the Company shall  reimburse the reasonable  fees and expenses of the Purchaser, and all out-of-pocket expenses of the Purchaser incurred in connection with this transaction  (all of which  shall  not  exceed  an  aggregate  of  $15,000).  In addition,  the  Company  shall pay any and all  stamp  and other  taxes and fees payable or determined to be payable in connection with the execution,  delivery, filing and recording of this  Agreement and agrees to save the holders of Series
A Preferred Stock harmless from and against any and all liabilities with respect to or resulting from any delay in paying or omission to pay such taxes and fees.

            10.11  ATTORNEYS'  FEES  AND  COSTS.  With  respect  to any  dispute relating to this Agreement, or in the event that a suit, action, arbitration, or other proceeding of any nature whatsoever,  including,  without limitation,  any proceeding  under the U.S.  Bankruptcy  Code and  involving  issues  peculiar to
Federal bankruptcy law, any action seeking a declaration of rights or a suit for rescission,  is  instituted  to  interpret  or  enforce  this  Agreement  or any provision of this Agreement, except as otherwise provided herein, the prevailing party  shall be  entitled  to  recover  from the  losing  party  its  reasonable attorneys', paralegals',  accountants', and other experts' and professional fees and all other  fees,  costs,  and  expenses  actually  incurred  and  reasonably necessary in connection  therewith,  as determined by the judge or arbitrator at trial or other  proceeding,  or on any appeal or review,  in  additional  to all other amounts provided by law.

            10.12 WAIVER OF TRIAL BY JURY. TO THE EXTENT THEY MAY LEGALLY DO SO,
THE COMPANY AND THE PURCHASER  HEREBY EXPRESSLY WAIVE ANY RIGHT TO TRIAL BY JURY
OF ANY CLAIM,  DEMAND,  ACTION,  CAUSE OF ACTION, OR PROCEEDING ARISING UNDER OR
WITH RESPECT TO THIS  AGREEMENT AND THE BASIC  DOCUMENTS OR IN ANY WAY CONNECTED
WITH, OR RELATED TO, OR INCIDENTAL  TO, THE DEALINGS OF THE PARTIES  HERETO WITH
RESPECT TO THIS  AGREEMENT OR THE  TRANSACTIONS  RELATED  THERETO,  IN EACH CASE

-------------------                                      -----------------------
CUSIP 64353J107                       13D                    Page 34 of 36 Pages
-------------------                                      -----------------------

WHETHER NOW EXISTING OR HEREAFTER ARISING,  AND IRRESPECTIVE OF WHETHER SOUNDING
IN  CONTRACT,  TORT OR  OTHERWISE.  TO THE  EXTENT  THEY MAY  LEGALLY DO SO, THE
COMPANY AND THE  PURCHASER  HEREBY  AGREE THAT ANY SUCH CLAIM,  DEMAND,  ACTION,
CAUSE OF ACTION,  OR PROCEEDING SHALL BE DECIDED BY A COURT TRIAL WITHOUT A JURY
AND THAT ANY PARTY  HERETO MAY FILE AN  ORIGINAL  COUNTERPART  OR A COPY OF THIS
SECTION  10.12 WITH ANY COURT AS WRITTEN  EVIDENCE  OF THE  CONSENT OF THE OTHER
PARTY OR PARTIES HERETO TO WAIVER OF ITS OR THEIR RIGHT TO TRIAL BY JURY.

            10.13 INDEPENDENCE OF COVENANTS.  All covenants under this Agreement shall be given independent effect so that if a particular action or condition is not  permitted  by any one  covenant,  the fact  that it would be  permitted  by another  covenant,  by an exception  thereto,  or would  otherwise be within the limitations thereof,  shall not avoid the occurrence of breach of this Agreement if such action is taken or condition exists.

            10.14  EXCHANGES;  LOST,  STOLEN  OR  MUTILATED  CERTIFICATES.  Upon
surrender  by a  holder  of  Series A  Preferred  Stock  to the  Company  of any
certificate   representing  Series  A  Preferred  Stock  purchased  or  acquired hereunder,  the Company at its  expense  will issue in  exchange  therefor,  and deliver  to the  holder  of  Series A  Preferred  Stock,  a new  certificate  or certificates representing such shares, in such denominations as may be requested by the holder of Series A Preferred Stock. Upon receipt of evidence satisfactory to the Company of the loss, theft,  destruction or mutilation of any certificate representing  any Series A Preferred  Stock purchased or acquired by a holder of
Series A  Preferred  Stock  hereunder,  and in case of any such  loss,  theft or destruction,  upon  delivery  of any  indemnity  agreement  satisfactory  to the
Company,  or in case of any such mutilation,  upon surrender and cancellation of such  certificate,  the  Company at its  expense  will issue and deliver to such holder a new  certificate  for such Series A Preferred  Stock of like tenor,  in lieu of such lost, stolen or mutilated certificate.

            10.15  PUBLIC  ANNOUNCEMENTS.  The Company  shall  consult  with the
Purchaser before issuing, and provide to the Purchaser the opportunity to review and comment upon, any press release,  SEC filing (including  without  limitation the  materials  to be filed in  accordance  with  Section  7(a)) or other public statements with respect to the transactions  contemplated by this Agreement, and shall not issue any such press release, SEC filing, or public statement prior to such consultation, except as may be required by applicable law, by court process or by any national securities exchange or national securities  association,  but only if it has used all  reasonable  efforts  to  consult  with the other  party unless it has been unable to do so in a timely manner.

                    [Signatures begin on the following page.]

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CUSIP 64353J107                       13D                    Page 35 of 36 Pages
-------------------                                      -----------------------

            [COUNTERPART SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

            IN WITNESS  WHEREOF,  the parties  hereto have  executed  this STOCK
PURCHASE AGREEMENT as of the day and year first above written.

                                     NEW CENTURY EQUITY HOLDINGS CORP.

                                     By: /s/ David P. Tusa
                                         ---------------------
                                         Name:  David P. Tusa
                                         Title: Executive Vice President, Chief
                                                Financial Officer and Secretary

                                     Address:   10101 Reunion Place, Suite 970
                                                San Antonio, Texas 78216

                                     Telephone: (210) 302-0444
                                     Facsimile:  (713) 432-0555

-------------------                                      -----------------------
CUSIP 64353J107                       13D                    Page 36 of 36 Pages
-------------------                                      -----------------------

            [COUNTERPART SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

            IN WITNESS  WHEREOF,  the parties  hereto have  executed  this STOCK
PURCHASE AGREEMENT as of the day and year first above written.

                                     NEWCASTLE PARTNERS, L.P.

                                     By: Newcastle Capital Management, L.P.
                                         its general partner

                                     By: Newcastle Capital Group, L.L.C.
                                         its general partner

                                     By: /s/ Mark E. Schwarz
                                         -----------------------
                                         Name:  Mark E. Schwarz
                                         Title: Managing Member

                                     Address:   300 Crescent Court, Suite 1110
                                                Dallas Texas, 75201

                                     Telephone: (214) 661-7474
                                     Facsimile: (214) 661-7475